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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July , 2022.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON IS DRILLING KILGORE

Toronto, Ontario – July 25, 2022 – Excellon Resources Inc. (TSX:EXN; NYSE:EXN; FRA:E4X2) (“Excellon” or the “Company”) is pleased to announce that is has begun a 5,000 metre diamond drilling program on the Kilgore Project in Idaho, USA and to provide an update on 2022 exploration plans.

Highlights

●	Initial 5,000 meter drill program underway on high-priority targets at Mine Ridge and Prospect Ridge – following up on high-grade gold mineralization encountered in historical drilling and exploring beyond the resource envelope along strike and at depth
●	Induced Polarization (IP) and Magnetotelluric (MT) surveys over 75 line kilometres planned to image the deposit and all associated high-priority prospects
●	Property-wide surface sampling focusing on remote sensing targets defined by Aster, Sentinel, and Worldview-3 satellite data analysis

“We are strategically targeting zones with high-grade potential while looking to expand the resource and further improve understanding of the structural controls of high-grade mineralization at the Kilgore deposit,” stated Jorge Ortega, Vice President Exploration. “Our program utilizes a multidisciplinary approach to exploration through the use of oriented core drilling, subsurface imaging and surface sampling techniques to realize the full potential of the deposit and project.”

2022 Exploration Program

Extensive core re-logging and resampling and 3D modelling of historical results were completed in preparation for the 2022 Kilgore exploration program. The reinterpreted data identified multiple high-priority near-deposit drill targets (see Company’s press release dated March 10, 2022). The objectives of ongoing drilling are to: (i) grow and increase the grade of the existing mineral resource, (ii) using oriented core, define vertical to sub-vertical high-grade structures within the existing mineral resource and to depth in the underlying Aspen formation and (iii) target geophysical anomalies defined from imminent IP and MT surveys.

Surface exploration began earlier this season with soil orientation surveys completed over the Kilgore deposit testing responses of Mobile Metal Ion, Spatiotemporal Geochemical Hydrocarbons, and ICP-MS super trace methods. Results will build confidence in historical analysis and guide future soil sampling campaigns toward discovering satellite deposits under cover. Claim-wide prospecting and mapping efforts are underway focused on high-priority targets defined by Worldview-3, Aster, and Sentinel remote sensing methods.

2022 Field Campaign

1. Property wide prospecting/sampling – from remote sensing targets
2. 75 line km - 3D IP, MT survey
3. 5,000 meters diamond drilling

KILGORE
BOISE
IDAHO FALLS
1
GK
2
MINE RIDGE
3
PROSPECT RIDGE
Remote sensing target
Mine Ridge deposit
N
0
2.5
Kilometers

The Kilgore Project

The Kilgore Project totals 6,788 hectares, 33 kilometres northeast of Dubois, Idaho, and hosts a caldera-related, epithermal gold deposit. The property includes historical mine workings dating back to the early 1900s with further drilling in the 1980s that revealed the potential for mineralization well outside of the existing resource area, with limited follow up to date.

Qualified Person

Mr. Jorge Ortega, P. Geo., Vice President Exploration, has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information contained in this press release.

Q2 2022 Financial Results

The Company expects to file Q2 2022 financial results prior to market open on July 28, 2022.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Kilgore, an advanced gold exploration project in Idaho with strong economics and significant growth and discovery potential; an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration; and Platosa, a high-grade silver mine producing in Mexico since 2005, scheduled to wind-down in Q3 2022, with an 11,000 hectare exploration package on Mexico’s carbonate replacement deposit (CRD) trend. The Company is also actively seeking to capitalize on current market conditions by acquiring undervalued projects in the Americas.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.
Brendan Cahill, President & Chief Executive Officer

Jorge Ortega, Vice President Exploration

(416) 364-1130
info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential strategic transactions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to U.S. Investors: The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource,” as used on Excellon’s website and in its press releases are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information describing the Company’s “mineral resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws. U.S. investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from the Company, or online at http://www.sec.gov/edgar.shtml.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: July 25, 2022	By:	/s/ Brendan Cahill
President and Chief Executive Officer